Verrill Dana LLP



Attorneys at Law

GREGORY S. FRYER
gfryer@verrilldana.com
direct dial: 207-253-4402

ONE PORTLAND SQUARE
PORTLAND, MAINE 04112-0586
207-774-4000 • FAX 207-774-7499

May 27, 2010

VIA FED EX

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
RE: Biddeford and Saco Water Company

Re: Biddeford and Saco Water Company –
         Form 1-A Offering Statement

Ladies and Gentlemen:

Our firm is counsel to Biddeford and Saco Water Company ("Biddeford & Saco" or the "issuer"), a privately-owned water company which was incorporated in Maine in 1881 and which is regulated as a public utility by the Maine Public Utilities Commission. Biddeford & Saco provides drinking water and water for fire protection to a number of communities located on the southern Maine coast. Its address is 181 Elm Street, Biddeford, Maine 04005, and its telephone number is 207-282-1543. Biddeford & Saco has a single class of outstanding stock (common) and presently has somewhat less than 200 shareholders of record. Its common stock is sporadically traded on the Pink Sheets over-the-counter market (symbol: BDDD).

Biddeford & Saco is planning an offering of common stock, to be made in selected states, subject to compliance with SEC Regulation A. Enclosed herewith are seven copies of the issuer's Form 1-A offering statement (including one original signed by a majority of the directors and by the officer who serves as both chief executive officer and chief financial officer). The issuer has prepared its offering circular in the form of revised Form U-7 (as adopted by NASAA in September 1999), but modified to include the standard legends called for under Model A of Form 1-A. The issuer chose to utilize the revised Form U-7, rather than the original Form U-7, for reasons having largely to do with ease of preparation (the initial drafts having been prepared by management, utilizing the revised Issuer's Manual). We have assisted the issuer in the final stages of preparation of the offering circular, and believe that the form utilized here includes in all material respects the information required under Model A, albeit in a somewhat different format and sequence.

The issuer is hoping to engage a particular broker-dealer as its selling agent for the offering but, as yet, does not have a commitment from that firm. If that firm declines to serve as selling agent, the issuer will likely attempt to retain another qualified broker-dealer for that purpose. Given the size and characteristics of the offering, there is no assurance that the issuer will be able to retain a selling agent. As you will see, the preliminary offering circular therefore does not provide identifying information for the underwriter. Identifying information would be added by amendment. The anticipated offering expenses will change depending on whether a broker-dealer is retained and depending on the geographic scope of the offering. For the time being, we have assumed that the total offering expenses will equal 10% of the total offering size; we expect that the amount and allocation of such expenses will be revised later as more information becomes available.

If no selling agent is retained, the issuer will likely limit the offering to existing shareholders. Due to the existence of preemptive rights under Maine law, the issuer may be required to expand the offering beyond the selected states initially identified. The issuer hopes to avoid the necessity of registration in relevant states. Most states do allow exemptions for securities offered by regulated public utilities (like Biddeford & Saco), and most states provide exemptions for offerings to existing security holders.

On December 9, 2009, the issuer mailed a solicitation of interest letter (dated December 8) to shareholders in certain states. A copy of that letter was contemporaneously filed with the Commission. An additional copy of that letter is included as an exhibit to the enclosed offering statement.

In addition to the enclosed offering statement, I am enclosing originals of powers of attorneys from three of the directors of the issuer. The named attorney-in-fact relied on those powers in executing the Form 1-A.

Please do not hesitate to contact me at this office with any questions or comments you may have regarding the enclosed filing or related matters. I would appreciate your returning to me the enclosed copy of this cover letter, stamped to acknowledge filing.

Respectfully submitted,



Gregory S. Fryer

GSF/dlm

Enclosures:

    Form 1-A (seven copies, including one original)
    Powers of Attorney (executed by three directors)
    Copy of this letter

cc: Mr. C.S. Mansfield, Jr., Biddeford and Saco Water Company
      Margaret C. Callaghan, Esq., Verrill Dana, LLP



POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints C.S. Mansfield, Jr. his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for and in his name, place, and stead, in any and all capacities with Biddeford and Saco Water Company, to sign an offering statement on Form 1-A, or any offering circular relating thereto, and all amendments including post-effective amendments to said offering statement or offering circular, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission or with any state securities administrator or agency, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.



David E. Briggs	Director	May 24, 2010
Richard A. Hull III	Director	_____, 2010
Michael A. Morel	Director	_____, 2010
Wayne A. Sherman	Director	_____, 2010

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints C.S. Mansfield, Jr. his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for and in his name, place, and stead, in any and all capacities with Biddeford and Saco Water Company, to sign an offering statement on Form 1-A, or any offering circular relating thereto, and all amendments including post-effective amendments to said offering statement or offering circular, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission or with any state securities administrator or agency, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

_____   Director   _____, 2010
David E. Briggs

_____   Director   _____, 2010
Richard A. Hull III

_____   Director   _____, 2010
Michael A. Morel

_____   Director   _May 27_, 2010
Wayne A. Sherman

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints C.S. Mansfield, Jr. his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for and in his name, place, and stead, in any and all capacities with Biddeford and Saco Water Company, to sign an offering statement on Form 1-A, or any offering circular relating thereto, and all amendments including post-effective amendments to said offering statement or offering circular, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission or with any state securities administrator or agency, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

____________________ David E. Briggs	Director	__________, 2010
____________________ Richard A. Hull III	Director	__________, 2010
/s/ Michael A. Morel Michael A. Morel	Director	May 25, 2010
____________________ Wayne A. Sherman	Director	__________, 2010